10f-3 REPORT

SMITH BARNEY INCOME FUNDS
SMITH BARNEY BALANCED FUND

August 1, 2002 through January 31,2003

	Trade					% of
Issuer	Date	Selling Dealer	Amount	Price	Issue (1)

Wellchoice   11/7/02   First Boston Inc.   $207,150   $25.000   0.30 A



(1)  Represents purchases by all affiliated funds; may not exceed
       25% of the principal amount of the offering.

A-Includes purchases of $1,042,850 by other Smith Barney Mutual Funds.